UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 6-K/A

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Date: August 10, 2006

                        Commission File Number 001-12510
                                               ---------

                                  ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
            ---------------------------------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]            Form 40-F  [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [ ]                  No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     Explanatory note: This Form 6-K/A is being filed solely to amend the table in Exhibit 99.1 to the Form 6-K filed on August 10, 2006. In that table, the headings of the second and fifth columns are being amended to read "Q2 2005" and "First Half 2005" instead of "Q2 2006" and "First Half 2006." No other information in the original Form 6-K filed on August 10, 2006 is amended hereby.

     Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") hereby amends its Form 6-K filed with the Securities and Exchange Commission on August 10, 2006 so as to amend and restate Exhibit 99.1 in its entirety.

     This Form 6-K/A is incorporated by reference into the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company's Registration
Statements on Form S-8 (No. 333-70636, No. 333-07214, No. 333-07212 and No.
033-41068).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       KONINKLIJKE AHOLD N.V.


                                       /s/  P.N. Wakkie
                                       -----------------------------------------
Date: August 14, 2006                  By:     P.N. Wakkie
                                       Title:  EVP & Chief Corporate Governance
                                               Counsel

                                  EXHIBIT INDEX


The following exhibits have been filed as part of this Form 6-K/A:


Exhibit   Description
-------   -----------

99.1 Press release dated August 10, 2006, in which Royal Ahold announces its consolidated net sales for the second quarter of 2006*





--------------------
* Exhibit 99.1 is a corrected press release that replaces Exhibit 99.1 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 10, 2006.